[LETTERHEAD OF THE HENSSLER FUNDS, INC.]

February 2, 2010

VIA EDGAR

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0504

Re:

The Henssler Funds, Inc.

File Nos. 333-46479 and 811-08659

Dear Ms. DiAngelo:

This letter responds to your comments communicated to me orally on January 4, 2010 with respect to the review of The Henssler Funds, Inc. (the “Company”) by the Securities and Exchange Commission (the “Commission”) regarding the Company’s underlying series, The Henssler Equity Fund (the “Fund”).  You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Fund with the Commission, including the accompanying Fund disclosures, complied with the Sarbanes-Oxley Act of 2002.  The Fund’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EGDAR within thirty (30) days of receipt of your comments.

Comment 1:

You stated that the proxy voting record for the Fund for the twelve (12) month period ended June 30, 2009, as filed on Form N-PX on August 28, 2009, was executed by the Secretary of the Fund, not by the “principal executive officer” of the Fund in accordance with General Instruction F to Form N-PX.  You have requested that the Fund file an amended Form N-PX for the period, executed by the appropriate signatory.

Response:

On February 1, 2010, the Fund filed an amended Form N-PX (N-PX/A) for the twelve (12) month period ended June 30, 2009, executed by the principal executive officer of the Fund.

Comment 2:

You stated that the Fund’s annual report for the period ended April 30, 2004, as filed on Form N-CSR on July 7, 2004, did not contain a copy of the report of the independent registered public accounting firm.  You have requested that the Fund file an amended Form N-CSR for the period, containing the report of the independent registered public accounting firm that was inadvertently excluded from the filing.

Response:

The Fund filed an amended Form N-CSR (N-CSR/A) on February 1, 2010 for the period ended April 30, 2004, which included the corresponding report of the independent registered public accounting firm.

Ms. Christina DiAngelo

February 2, 2010

Comment 3:

You stated that the annual report for the period ended April 30, 2006, as filed on Form N-CSR on July 7, 2006, did not contain a letter from Tait, Weller & Baker (“Tait”) in view of its resignation on January 12, 2006 as the independent registered public accounting firm to the Fund for the fiscal year ended April 30, 2006.  You explained that, pursuant to Item 304 of Regulation S-K, the filing should have included a copy of the correspondence from Tait addressed to the Commission stating whether it agreed with the statements made by the Fund in the annual report regarding Tait’s resignation, in response to paragraph (a) of Item 304 and, if not, stating the respects in which it did not agree.  You have requested that the Fund file an amended Form N-CSR for the period to include a copy of Tait’s correspondence to the Commission.

Response:

In its Form N-SAR filing (NSAR-A/A) for the semi-annual period ended October 31, 2005, the Fund first disclosed Tait’s resignation as the Fund’s independent registered public accounting firm for the fiscal year ended April 30, 2006, and made the necessary corresponding disclosures in accordance with Item 304(a) of Regulation S-K.  These disclosures were included as an exhibit to the NSAR-A/A filing under sub-item 77K to Form N-SAR, “Changes in Registrant’s certifying accountant.”  The Fund, however, did not file a copy of Tait’s correspondence to the Commission as an exhibit to the NSAR-A/A filing, with respect to whether it agreed with the statements made by the Fund in response to Item 304(a) of Regulation S-K.  The Fund filed an amended Form N-SAR (NSAR-A/A) on February 1, 2010 for the semi-annual period ended October 31, 2005, which included a copy of Tait’s correspondence to the Commission.  Tait’s correspondence was attached to the filing as an exhibit under sub-item 77Q to Form N-SAR.

Comment 4:

You provided several comments regarding the Fund’s Form N-CSR filing for its fiscal year ended April 30, 2009.  More particularly, you noted the following:

(a)  Pursuant to Items 4(b) & (c) of Form N-CSR, under the captions “Audit-Related Fees” and “Tax Fees,” the Fund is required to describe the nature of the services comprising the fees disclosed under these categories.

(b)  On page 5 of the financials, in the table providing information about actual account values and actual expenses, the data must go out two (2) decimal places.

(c)  On page 22, the tables for each director and officer of the Fund are required to meet the disclosure requirements of Item 12(a)(1) of Form N-1A, including disclosure regarding the term of office.

(d)  On page 19, note 6, you questioned whether the Fund should disclose the interest expense on the revolving line of credit for the fiscal year ended April 30, 2009.

Response:

(a)  The Fund will describe the nature of the services comprising the fees disclosed under “Audit-Related Fees” and “Tax Fees” in future reports.

(b)  In the table providing information about actual account values and actual expenses, the Fund will provide data out two (2) decimal places in future reports.

(c)  In future reports, the Fund will provide appropriate disclosure in the tables for each director and officer of the Fund to meet the disclosure requirements of Item 12(a)(1) of Form N-1A.

(d)  Since the average daily amount borrowed on the revolving line of credit was $1,369 at the average interest rate of 1.68%, the Fund’s interest expense for the period was negligible.

Comment 5:

You requested that, going forward, the statement in the semi-annual report on Form N-CSR regarding the basis for the continuance of the advisory contract provide more fulsome, robust disclosure relating to the factors that the Fund’s Board of Directors considered in its deliberations, including any performance or fee based comparisons with other fund complexes in its peer group.

Response:

The Fund will meet the disclosure requirements of Item 22(d)(6) of Form N-1A in future annual and/or semi-annual reports.

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In connection with the Commission’s review of filings made by the Fund, including the accompanying Fund disclosures in view of compliance with the Sarbanes-Oxley Act of 2002, as described herein, the Fund hereby acknowledges that:

(i)

The Fund is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)

The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

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Ms. Christina DiAngelo

February 2, 2010

The Fund and its Board of Directors appreciate you bringing the foregoing matters to our attention.  If you or other members of the Commission staff have further questions about any of these matters, please do not hesitate to contact me at (770) 424-8131.

Sincerely,

/s/ Christopher E. Reeves

Christopher E. Reeves

Chief Compliance Officer